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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Chicago Rivet & Machine Co.
                               (Name of Issuer)

                        Common Stock - $2.00 Par Value
                        (Title of Class of Securities)

                                   168088102
                                (CUSIP Number)

                          Clay Lifflander, President
                            MMI Investments, L.L.C.
              RR1 Box 167D, Wing Road, Millbrook, New York  12545
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              January 24, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                   SEC 1746 (12-91)

                                 SCHEDULE 13D

-----------------------------------             --------------------------------
CUSIP No.      16808812                                Page 2 of 13 Pages
           -----------------------                       --   ---
-----------------------------------             --------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MMI Investments, L.L.C.

      I.R.S. Identification No. -- 22-3118262
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a|x|
                                                                           (b|_|


--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC, OO (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM|_|(d) or 2(e)


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES           48,250
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              ------------------------------------------------------------------
                 8   SHARED VOTING POWER

                     None
              ------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     48,250
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      48,250
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.24%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      OO (See Item 2)
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.2 OF 7

                                 SCHEDULE 13D

-----------------------------------             --------------------------------
CUSIP No.      16808812                                Page 3 of 13 Pages
           -----------------------                          --   ---
-----------------------------------             --------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Millbrook Capital Management Inc.

      I.R.S. Identification No. -- 13-3540644
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |x|
                                                                         (b) |_|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES           48,250
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              ------------------------------------------------------------------
                 8   SHARED VOTING POWER

                     None
              ------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     48,250
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      48,250
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.24%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 7

                                 SCHEDULE 13D

-----------------------------------             --------------------------------
CUSIP No.      16808812                                Page 4 of 13 Pages
           -----------------------                          --   ---
-----------------------------------             --------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John S. Dyson

      Social Security No. ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |x|
                                                                         (b) |_|


--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES           48,250
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              ------------------------------------------------------------------
                 8   SHARED VOTING POWER

                     None
              ------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     48,250
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      48,250
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.24%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 7

                                 SCHEDULE 13D

-----------------------------------             --------------------------------
CUSIP No.      16808812                                Page 5 of 13 Pages
           -----------------------                          --   ---
-----------------------------------             --------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Clay B. Lifflander

      Social Security No. -- ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |x|
                                                                         (b) |_|


--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES           48,250
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              ------------------------------------------------------------------
                 8   SHARED VOTING POWER

                     None
              ------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     48,250
              ------------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     None
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      48,250
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.24%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 OF 7

                  AMENDMENT NO. 2 TO SCHEDULE 13D

      The Statement on Schedule 13D, dated May 9, 1996, (the "Schedule 13D") of MMI Investments, L.L.C. ("MMI"), Millbrook Capital Management, Inc. ("Millbrook") and Clay B. Lifflander, relating to the Common Stock, par value $2.00 per share (the "Shares") of Chicago Rivet and Machine Co., an Illinois corporation (the "Company"), is hereby amended by MMI, Millbrook, John S. Dyson and Clay B. Lifflander as set forth below. Unless otherwise defined herein, all capitalized terms have the meanings ascribed to them in Schedule 13D.

Item 2.  Identity and Background

      Item 2 of Schedule 13D is amended in its entirety to read as follows:

      (a) This statement is being filed by each of the following, who are collectively referred to herein as the "Reporting Persons":

      1. MMI Investments, L.L.C., a Delaware limited liability company;

      2. Millbrook Capital Management Inc., a New York corporation;

      3.   John S. Dyson, sole Stockholder, a Director and
           Chairman of Millbrook; and

      4.   Clay B. Lifflander, a Director and President of
           Millbrook.

      (b) The principal business address for each of the Reporting Persons is RR1, Box 167D, Wing Road, Millbrook, New
York 12545.

      (c) MMI is a  limited  liability  company  organized  under  the  Delaware
Limited Liability Company Act. MMI is engaged primarily in the business of investing in securities. Millbrook is the Manager of MMI and, as such, it has the sole power to vote and dispose of securities held by MMI. Millbrook and each of the Millbrook Principals (as defined below), except for Alan L.
Rivera, are Members of MMI.

      Millbrook is a corporation organized under the New York Business Corporation Law. Millbrook is engaged primarily in the management of investments in both publicly-traded companies and private companies. Millbrook's officers are: John S. Dyson, Chairman; Clay B. Lifflander, President; David H. Bova, Vice President; and Alan L. Rivera, Secretary, Chief Financial Officer and General Counsel. (Collectively, Messrs. Dyson, Lifflander, Bova and Rivera are herein referred to as the "Millbrook Principals".) Each of the Millbrook Principals are the directors of Millbrook. Together with Millbrook, each of the Millbrook Principals, except for Alan L. Rivera, are Members of MMI. Mr. Lifflander has revoked the proxy given previously to him by Mr. Dyson to vote the shares of capital stock of Millbrook that Mr. Dyson owns. Following the revocation of the proxy, Mr. Dyson has the power to vote the shares of Millbrook stock he owns. The principal occupation of each of the Millbrook Principals is in their respective capacities at MMI and Millbrook. The principal address of each of the Millbrook Principals is RR1, Box 167D, Wing Road, Millbrook, New York, 12545.

      (d) During the last five years, none of the Reporting Persons or Millbrook Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

      (e) During the last five years, none of the Reporting Persons or Millbrook Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the Millbrook Principals is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration.

      Item 3 of Schedule 13D is amended in its entirety to read as follows:

      The aggregate cost of the 48,250 Shares beneficially owned by the Reporting Persons was approximately $1,626,795, including brokerage commissions. The acquisition of Shares held by MMI was financed with funds from MMI's working capital and general margin financing from a broker or brokers pursuant to standard margin agreements. The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in such accounts.

Item 5.  Interest in Securities of the Issuer

      Item 5 of Schedule 13D is amended in its entirety to read as follows:

      (a) As of January 22, 1997, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) 48,250 Shares, or 8.24% of the 585,748 Shares outstanding as of September 30, 1996 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

      Under Rule 13d-3 of the Act, each of Millbrook, as Manager of MMI with sole power to vote and dispose of investments held by MMI, John Dyson, as sole shareholder, Chairman and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, and Clay Lifflander, as President and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, has beneficial ownership of the Shares held by MMI.

      (b) Each of MMI, as the sole owner of the 48,250 Shares described herein, Millbrook, as Manager of MMI, John Dyson, as sole shareholder, Chairman and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, and Clay Lifflander, as President and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, has sole voting and dispositive power over such Shares.

      (c) See Exhibit 1 attached hereto for a summary of MMI's purchases of Shares to date, including the date of purchase, number of shares purchased and the price per share of each purchase.

      (d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by MMI.

      (e)  Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1   Schedule of Transactions.

Exhibit 2   Joint Filing Agreement dated January 24, 1997.

                             SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               MMI INVESTMENTS, L.L.C.

                               By:  Millbrook Capital Management Inc.



                               By: /s/ Clay B. Lifflander
                                  ------------------------------------
                                  Clay B. Lifflander
                                    President, Millbrook
                                    Capital Management Inc.


                               MILLBROOK CAPITAL MANAGEMENT INC.


                               By: /s/ Clay B. Lifflander
                                  ------------------------------------
                                    President


                               JOHN S. DYSON


                               /s/ John S. Dyson
                               ---------------------------------------


                               CLAY B. LIFFLANDER


                               /s/ Clay B. Lifflander
                               --------------------------------------



Dated: January 24, 1997

                                    EXHIBIT 1



                                   Shares                       Price
         Date                   Purchased                   Per Share

       3/7/96                       4,000                       33.00

       3/7/96                       1,300                       38.38

      3/11/96                         200                       34.00

      3/11/96                         100                       33.88

      3/12/96                         650                       33.75

      3/12/96                         800                       34.00

      3/15/96                         500                       34.38

      3/15/96                       2,000                       34.75

      3/20/96                       2,100                       34.50

      3/22/96                         500                       35.25

       4/1/96                         100                       35.25

       4/9/96                       1,500                       34.38

      4/12/96                         200                       34.88

      4/15/96                         300                       34.50

      4/18/96                         800                       34.50

      4/19/96                         900                       34.38

      4/22/96                         200                       32.88

      4/23/96                       2,000                       33.25

      4/23/96                       1,000                       33.38

      4/26/96                         100                       31.25

      4/26/96                         500                       32.50

      4/26/96                         400                       32.25

      4/26/96                       1,000                       32.50

      4/29/96                       5,200                       32.79

      4/30/96                       6,400                       32.88

       5/1/96                         300                       33.13

       5/3/96                         100                       33.25

       5/7/96                         300                       33.25

       5/9/96                       1,000                       34.00

       5/9/96                         200                       34.25

       5/9/96                         200                       34.50

       5/9/96                         800                       34.75

       5/9/96                         300                       35.00

       5/9/96                         200                       35.25

       5/9/96                         100                       35.50

       5/9/96                         100                       35.75

       5/9/96                         200                       35.88

       5/9/96                         300                       36.00

      5/17/96                         100                       34.75

      5/20/96                         200                       34.75

      5/20/96                         100                       34.54

      5/29/96                         200                       34.75

      5/29/96                         900                       34.75

       6/3/96                        1000                       34.50

       6/4/96                         100                       34.75

      6/25/96                        1000                       35.00

      6/26/96                         800                       34.75

       7/2/96                         100                       34.50

       7/3/96                         200                       34.50

       7/3/96                         100                       34.50

       7/9/96                         100                       34.00

       7/9/96                         300                       34.50

      7/11/96                         600                       34.50

      8/28/96                         100                       32.50

      8/28/96                         100                       32.75

      8/28/96                         100                       32.75

      9/12/96                         100                       32.13

      9/16/96                         100                       32.00

      9/26/97                         100                       32.13

      1/22/97                       5,000                       33.00

                                    Exhibit 2


                         JOINT FILING AGREEMENT

     In accordance with Rule 13d-l(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the second amendment to the Statement on Schedule 13D originally filed on May 9, 1996 (and any subsequent amendments thereto) with respect to the Common Stock, $2.00 par value per share, of Chicago Rivet & Machine Co. This Joint Filing Agreement shall be filed as an Exhibit to such amendment.

                               MMI INVESTMENTS, L.L.C.

                               By:  Millbrook Capital Management Inc.



                               By: /s/ Clay B. Lifflander
                                  ------------------------------------
                                  Clay B. Lifflander
                                    President, Millbrook
                                    Capital Management Inc.


                               MILLBROOK CAPITAL MANAGEMENT INC.


                               By: /s/ Clay B. Lifflander
                                  ------------------------------------
                                  Clay B. Lifflander
                                    President


                               JOHN S. DYSON


                               /s/ John S. Dyson
                               ---------------------------------------


                               CLAY B. LIFFLANDER


                               /s/ Clay B. Lifflander
                               --------------------------------------




Dated: January 24, 1997